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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
         Pursuant to Section 14(d)(1) of the Securities Exchange Act of
                                      1934

                                       and

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)

                       EFFECTIVE MANAGEMENT SYSTEMS, INC.
                            (Name of Subject Company)

                              IFS ACQUISITION, INC.
                               IFS AMERICAS, INC.
                     INDUSTRIAL & FINANCIAL SYSTEMS, IFS AB
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                   282017 10 2
                      (CUSIP Number of Class of Securities)

                                  TERJE VANGBO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  IFS ACQUISITION, INC. AND IFS AMERICAS, INC.
                         1900 EAST GOLF ROAD, SUITE 900
                           SCHAUMBURG, ILLINOIS 60173
                                 (847) 995-9600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                        CHRISTIAN J. HOFFMANN, III, ESQ.
                               STREICH LANG, P.A.
                            TWO NORTH CENTRAL AVENUE
                             PHOENIX, ARIZONA 85004
                                 (602) 229-5200

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                        (Continued on following page(s))
                               (Page 1 of 6 Pages)

                                 SCHEDULE 14D-1

CUSIP No. 282017 10 2                                          Page 2 of 6 Pages

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(1)  Name of reporting persons: Industrial & Financial Systems, IFS AB

     I.R.S. Identification No. of above person (entities only): N/A
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(2)  Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [X]
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(3)  SEC use only

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(4)  Source of funds (see instructions): WC

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(5)  Check box if disclosure of legal  proceedings is required pursuant to Items
     2(e) or 2(f)                                                            [ ]

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(6)  Citizenship or place of organization: Sweden

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(7)  Aggregate amount  beneficially  owned by each reporting  person:  5,302,856 shares of common stock (fully diluted)*

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(8)  Check box if the aggregate  amount in Row (7) excludes  certain shares (see
     instructions):                                                          [ ]

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(9)  Percent of class represented by amount in Row (7): 97.2%*

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(10) Type of reporting person (see instructions): CO

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* Excludes shares that may be issuable under the Stock Option Agreement dated as of September 1, 1999, by and among the Purchaser, Parent and the Company.

                                 SCHEDULE 14D-1

CUSIP No. 282017 10 2                                          Page 3 of 6 Pages

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(1)  Name of reporting persons: IFS Americas, Inc.

     I.R.S. Identification No. of above person (entities only): 36-431-4355
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(2)  Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [X]
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(3)  SEC use only

--------------------------------------------------------------------------------
(4)  Source of funds (see instructions): AF

--------------------------------------------------------------------------------
(5)  Check box if disclosure of legal  proceedings is required pursuant to Items
     2(e) or 2(f)                                                            [ ]

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(6)  Citizenship or place of organization: Delaware

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(7)  Aggregate amount  beneficially  owned by each reporting  person:  5,302,856 shares of common stock (fully diluted)*

--------------------------------------------------------------------------------
(8)  Check box if the aggregate  amount in Row (7) excludes  certain shares (see
     instructions):                                                          [ ]

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(9)  Percent of class represented by amount in Row (7): 97.2%*

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(10) Type of reporting person (see instructions): CO

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* Excludes shares that may be issuable under the Stock Option Agreement dated as of September 1, 1999, by and among the Purchaser, Parent and the Company.

                                 SCHEDULE 14D-1

CUSIP No. 282017 10 2                                          Page 4 of 6 Pages

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(1)  Name of reporting persons: IFS Acquisition, Inc.

     I.R.S. Identification No. of above person (entities only): 36-431-4350
--------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [X]
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(3)  SEC use only

--------------------------------------------------------------------------------
(4)  Source of funds (see instructions): AF

--------------------------------------------------------------------------------
(5)  Check box if disclosure of legal  proceedings is required pursuant to Items
     2(e) or 2(f)                                                            [ ]

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(6)  Citizenship or place of organization: Wisconsin

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(7)  Aggregate amount  beneficially  owned by each reporting  person:  5,302,856 shares of common stock (fully diluted)*

--------------------------------------------------------------------------------
(8)  Check box if the aggregate  amount in Row (7) excludes  certain shares (see
     instructions):                                                          [ ]

--------------------------------------------------------------------------------
(9)  Percent of class represented by amount in Row (7): 97.2%*

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(10) Type of reporting person (see instructions): CO

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* Excludes shares that may be issuable under the Stock Option Agreement dated as of September 1, 1999, by and among the Purchaser, Parent and the Company.

     This  Amendment  No.  2,  amends  the joint  Schedule  14D-1  Tender  Offer
Statement and Schedule 13D Statement (the "Schedule 14D-1") relating to the offer by IFS Acquisition, Inc., a Wisconsin corporation (the "Purchaser") and a wholly-owned subsidiary of IFS Americas Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Effective Management Systems, Inc., a Wisconsin corporation (the "Company"), at a price of $4.50 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal. Parent is a subsidiary of Industrial & Financial Systems, IFS AB, a corporation organized under the laws of Sweden ("IFS").
Capitalized terms used but not otherwise defined herein shall have their meanings assigned in the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Item 6 of the Schedule 14D-1 and in the Offer to Purchase are hereby amended as follows:

     At 5:00 p.m., New York City time, on Friday, October 15, 1999, the Offer expired. Based on a preliminary count, 4,981,224 (5,302,856 on a fully diluted basis) Shares were tendered pursuant to the Offer, of which 15,861 Shares were tendered pursuant to notices of guaranteed delivery. Effective as of 5:01 p.m. on October 15, 1999, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered Shares resulted in Parent and its subsidiaries owning approximately 97% of the outstanding Shares. A copy of the press release announcing the expiration of the Offer and the acceptance for payment of validly tendered Shares is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding the following exhibit:

     (a)(9) Press Release issued by Parent on October 18, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1999
                                        INDUSTRIAL & FINANCIAL SYSTEMS, IFS AB


                                        By: /s/ Terje Vangbo
                                            ------------------------------------
                                        Name: Terje Vangbo
                                        Title: Area Manager, North America and
                                               Director


                                        IFS AMERICAS, INC.


                                        By: /s/ Terje Vangbo
                                            ------------------------------------
                                        Name: Terje Vangbo
                                        Title: President


                                        IFS ACQUISITION, INC.


                                        By: /s/ Terje Vangbo
                                            ------------------------------------
                                        Name: Terje Vangbo
                                        Title: President

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